Exhibit 17.1

June 17, 2016

Dear Mr. Crow,

I hereby resign, effective June 17, 2016, from my position as a member of the Board of Directors of 1st Constitution Bancorp (the “ Company “) and as a member of the Board of Directors of 1st Constitution Bank (the “Bank”) and all committees of the Boards of Directors of the Company and the Bank. This is to include my position as Chairman of the Strategic Oversight Committee.

  I am no longer comfortable serving as a First Constitution Director given the significant concerns I have regarding the governance practices you as our Chairman and our CEO have engaged in over the past year.  The board has failed to meet two of its most important obligations; setting strategy and putting the interests of shareholders before those of individual board members and management.
The governance of the bank has not been conducted within the confines of our board but rather in private meetings between you and the bank’s CEO. Repeated requests for holding company meetings to set strategy and focus on governance improvements have been ignored, rendering the holding company board completely ineffectual. As a result, I can no longer meet my obligations as a board member of First Constitution.

The Kafafian Group, an outside consultant retained by the bank, identified additional failings in their recent governance review.  There were 18 recommendations contained within the report to improve the banks governance practices. Among those mentioned was the bank’s lack of a board-developed strategy, an absence of board input on agendas, no timely distribution of board agendas prior to board meetings, a lack of independent executive sessions and no director evaluation or selection criteria. As one of the largest shareholders of the bank, I ask that both you and the board take immediate action to remedy these governance shortcomings as well as those I have outlined in this letter.

It has been a privilege to be a First Constitution board member. I am hopeful you and the board will focus on addressing the issues I have raised here in the very near future.

Sincerely,

John P. Costas